Exhibit 1.01
Raven Industries, Inc.
Conflict Minerals Report for the Calendar Year Ended December 31, 2015
This is the Conflict Minerals Report of Raven Industries, Inc. (the Company or Raven) for the Calendar Year ended December 31, 2015 (Reporting Period). This Report is submitted to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Securities and Exchange Commission (SEC) adopted the Rule to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

I. Introduction

1.	Summary of Business.
Raven is a diversified technology company providing a variety of products to customers within the industrial, agricultural, energy, construction and military/aerospace markets. The information contained in this specialized disclosure report pertains to the products that have been assembled (“manufactured”) by Raven.

2.	Business Segments.
The Company has three divisions: Applied Technology Division (Applied Technology), Engineered Films Division (Engineered Films), and Aerostar Division (Aerostar). The following descriptions apply to the Company’s business operations during Calendar Year 2015 and are more fully described in the Company’s other filings with the SEC.

a.	Applied Technology.
Applied Technology designs, manufactures, sells and services innovative precision agriculture products and information management tools that help growers reduce costs and improve farm yields around the world. These products include field computers, application controls, GPS-guidance and assisted-steering systems, automatic boom controls, yield monitoring planter controls, seeder and harvest controls, an integrated real-time kinematic (RTK) navigation and information management platform and motor controls.

b.	Engineered Films.
Engineered Films produces high-performance plastic films and sheeting for industrial, energy, construction, geomembrane and agricultural applications.

c.	Aerostar.
Aerostar’s products include high-altitude balloons, tethered aerostats, and radar processing systems. During the reporting period, Aerostar also produced products as a contract manufacturing service provider. These included military uniforms and protective wear.

3. Applicability of Rule 13p-1 and Reasonable Country of Origin Inquiry (RCOI).
The Company manufactures products that contain columbite-tantalite (coltan) (or its derivative tantalum), gold, wolframite (or its derivative tungsten) and/or cassiterite (or its derivative tin) (collectively, Conflict Minerals).i These Conflict Minerals are necessary to the functionality and production of some of the Company’s products-specifically those produced by the Applied Technology and Aerostar Divisions. The Company does not reasonably believe Conflict Minerals are necessary to the functionality and production of Engineered Films products.

For those products that do contain Conflict Minerals, the Company does not source Conflict Minerals directly from smelters but rather purchases materials, parts, and components from other suppliers. Due to the depth of this supply chain, Raven is well downstream from the actual sources of the ore from which the Conflict Minerals are produced and the refiners/smelters that process these ores.

Exhibit 1.01

II. Due Diligence.

1.	Supply Chain Due Diligence.
As previously noted, the Company does not source Conflict Minerals directly from smelters/refiners. As a result, Raven must rely primarily on its first tier suppliers to determine the countries of origin of any Conflict Minerals supplied to the Company. In many cases those first tier suppliers in turn rely on information provided by companies further upstream in the supply chain.

During the Reporting Period, the Company continued its due diligence efforts from the previous calendar year and expanded upon those efforts. Specifically, during the 2015 calendar year, Raven further identified the suppliers that had potential to sell products/parts/components containing Conflict Minerals to the Company. Raven utilized the internationally recognized framework “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” (OECD framework) to gather the information requested from suppliers in the Conflict Minerals Reporting Template (CMRT) that is available from the Electronic Industry Citizenship Coalition (EICC-GeSI). The Company provided the CMRT to all identified suppliers, engaged in follow up communications with the suppliers and received responses from 181 of 282 suppliers, or 64%.

III. Conflict Minerals Disclosure

1.	Reasonable Country of Origin.
Raven performed its due diligence in accordance with the OECD framework and used the EICC-GeSI published Conflict-Free Smelter Program list to identify red flags with respect to the named country of origin and smelter list. The information received from the suppliers was reviewed by Raven for country of origin and chain of custody of the Conflict Minerals contained in the parts they supplied to the Company. The Company followed up and continues to reach out to suppliers to gather all the requested information, as needed. Many responses are still lacking completeness on the part of the supplier, as Raven's suppliers are relying upon their upstream suppliers for information to accurately determine the country of origin and smelter list of any Conflict Minerals they supply.
At this time, the Company has no reason to believe that the information provided by the suppliers was unreliable or inaccurate, but due to Raven’s position in the supply chain the Company cannot be certain of the origin of all Conflict Minerals.
IV. Risk Mitigation - Future Due Diligence.

Raven will continue to work diligently to obtain all necessary information from its suppliers in order to retrieve more robust and complete responses each year. The Company is also working to further develop a robust process and procedure in which all new suppliers are asked the requisite questions relating to Conflict Minerals at the time they are on-boarded as a new supplier for the Company. Through continued efforts, Raven will work to become more knowledgeable in the country of origin of the Conflict Minerals found in its products and their components and/or parts.

V. Independent Private Sector Audit.

The Company is not currently required to conduct an independent private sector audit as described by Rule 13p-1.
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i Note, the term “Conflict Minerals” refers to the named minerals and their derivatives. It does not infer that the procurement of such minerals or derivatives directly or indirectly financed or benefited armed groups in the DRC, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, Sudan, Tanzania, Uganda, and Zambia.